UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: June 30, 2022	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, June 30, 2022

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with section 2, Chapter I, Title XII of the CNV Rules (2013 revised version).

We hereby inform that LOMA NEGRA C.I.A.S.A. (the “Company”) has entered today an agreement of overdraft (the “Credit Facility”) with the branch of Citibank N.A. in Argentina.

The main conditions of the Credit Facility are detailed below.

Bank: Citibank N.A.
Amount: ARS 5,500 million
Term: 180 days
Interest Rate: Fixed

Sincerely,

___________________
Marcos Isabelino Gradin
Investor Relations Officer